Prospectus Supplement No. 3 (to Prospectus dated July 27, 2005)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-125241

$112,400,000

Nabi Biopharmaceuticals

2.875% Convertible Senior Notes due 2025

and the Common Stock Issuable Upon

Conversion of the Notes

This prospectus supplement relates to the resale of our 2.875% Convertible Senior Notes due 2025, originally issued pursuant to a private placement in April and May of 2005, and the common stock issuable upon conversion thereof.

This prospectus supplement supplements our prospectus dated July 27, 2005, as supplemented by Prospectus Supplement No. 1, dated September 2, 2005, and Prospectus Supplement No. 2, dated October 14, 2005, with respect to certain selling security holders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 14, 2005

SELLING SECURITY HOLDERS

The following table supplements the table of selling security holders beginning on page 50 of the prospectus to which this prospectus supplement refers. The following table sets forth information about an additional selling security holder, including the principal amount of the notes beneficially owned by such selling security holder and the number of shares of common stock into which those notes are convertible. We prepared this table based upon information supplied to us by the selling security holder named in the table.

Name	Principal Amount of Notes Owned Before the Offering and to be Offered	Shares of Common Stock Issuable Upon Conversion of Notes Owned Before the Offering and to be Offered(1)	Shares of Common Stock Owned After Offering(2)	Percentage of Common Stock Outstanding(3)
Citigroup Global Markets Inc.(4)	$3,000,000	209,504	0	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights” in the prospectus to which this supplement refers. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Assumes that the selling security holder holds no shares of our common stock shown as being issuable upon the assumed conversion of the notes listed next to his name after the offering.
(3)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 58,843,303 shares of common stock outstanding as of April 21, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular selling security holder’s notes. However, we did not assume the conversion of any other holder’s notes. We have assumed that the selling security holder holds no notes following the offering.
(4)	The selling security holder has identified itself as a registered broker-dealer and has represented to us that it purchased the notes for investment purposes and not with a view toward distribution of such notes.

When used in this prospectus supplement, unless otherwise indicated, the terms “Nabi Biopharmaceuticals,” the “company,” “we,” “us” and “our” refer to Nabi Biopharmaceuticals and its wholly owned subsidiaries.